EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

Novmber 2, 2011	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

Due to Investor Interest
Emgold Increases Maximum Amount of
Non-Brokered Private Placement

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that with the strength of investor interest, it has elected to increase the amount of its previously announced non-brokered private placement financing (see Emgold’s October 26th, 2011 Press Release).  The Company has elected to increase the offering from CDN$1,000,000 to a maximum of CDN$2,000,000.  This will result in issuance of up to an additional 10,000,000 Units (an aggregate of up to 20,000,000 Units) at the price of CDN$0.10 per Unit, with each Unit consisting of one common share of the Company and one non-transferable share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of CDN$0.15. The Shares issued in connection with this non-brokered private placement, including any issued on the exercise of the Warrants, will be subject to a minimum hold period of four months.

Finder's fees comprised of up to 8% cash and 8% in finder's warrants may be payable in connection with some or all of the offering in accordance with TSX Venture Exchange policies. Each finder's warrant would be exercisable for one Share at a price of $0.15, for a period of 24 months from the date of issuance. Shares issued on the exercise of the finder's warrants would also be subject to a minimum hold period of four months.

The initial closing of the financing is expected to occur as early as November 8th 2011 and is subject to all necessary regulatory approvals. The proceeds of the financing will be primarily used for exploration activity on the Company's Buckskin Rawhide Property in Nevada, property acquisition in Nevada, exploration of its Stewart Property in British Columbia, and general working capital.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, and the Stewart Property and the Rozan Property in British Columbia.  The Rozan Property is currently optioned to Valterra Resource Corporation.  For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

The scientific or technical information contained in this news release has been reviewed and approved by Mr. Robert Pease P.Geo., Chief Geologist of the Company, a Qualified Person as defined in National Instrument 43-101.

THIS NEWS RELEASE IS INTENDED FOR DITRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSMINATION IN THE UNITED STATES

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the proposed private placement and the use of proceeds thereof. Forward-looking statements are based on certain assumptions of the Company, including that it will complete the proposed private placement in a reasonable time frame or at all, that results of exploration on the Buckskin Rawhide Property are consistent with management’s expectations. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the inability of the Company to secure the funds required to complete the private placement, the inability to obtain TSX Venture Exchange approval for the private placement, exploration results that are different than those anticipated, inability to raise or otherwise secure capital, changes to metal prices and the price of the Company's shares. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.